Advanced Series Trust
655 Broad Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

December 20, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Timothy Worthington and Mr. Jeff Long

Re:	Registration Statement of Advanced Series Trust on Form N-14: File Nos. 333-268112 and 811-05186_______

Good afternoon:

On behalf of Advanced Series Trust (the Registrant), set forth below are responses to telephonic comments received by the undersigned from the staff (the Staff) of the U.S. Securities and Exchange Commission (the Commission) on November 28, 2022 and December 1, 2022. The Staff’s comments relate to the Registrant’s Registration Statement on Form N-14 (the Prospectus/Proxy Statement), which was filed with the Commission on November 2, 2022, pursuant to Rule 488 under the Securities Act of 1933, as amended (the 1933 Act). The Prospectus/Proxy Statement will be used in connection with the special meetings of beneficial shareholders of the AST BlackRock 80/20 Target Allocation ETF Portfolio (the BlackRock Portfolio) and the AST MFS Growth Allocation Portfolio (the MFS Portfolio), each a series of the Registrant, scheduled to be held on January 24, 2023.

Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Registration Statement being filed with the Commission on behalf of the BlackRock Portfolio and the MFS Portfolio pursuant to Rule 497 under the 1933 Act, as of the date hereof.

Comments Applicable to the N-14 Registration Statement

1.	Comment: In the Q&A, please include a statement as to the consequences if the vote fails.

Response: The Registrant has added the requested disclosure.

2.	Comment: In Question 4 of the Prospectus/Proxy Statement, please disclose that the net expense is lower due to a waiver that expires in June 2024.

Response: The Registrant has reviewed the disclosure and respectfully declines to add additional disclosure at this time given that the discussion of fees is provided throughout the Prospectus/Proxy Statement. In addition, the data points provided clearly outline and address all waivers that are in place and the date they will expire.

3.	Comment: In Question 4 of the Prospectus/Proxy Statement, please explicitly state that investors of the BlackRock Portfolio will pay more in management fees as a result of this Reorganization.

Response: The Registrant has revised the disclosure.

4.	Comment: In Question 5 of the Prospectus/Proxy Statement, please note the difference in the equity allocation between the Target Portfolios and the Acquiring Portfolio.

Response: The Registrant has reviewed the disclosure and believes the disclosure adequately addresses the differences in equity allocation between the Target Portfolios and the Acquiring Portfolio.

5.	Comment: Please consider further explaining benefits to the shareholders as opposed to outlining the similarities and differences between the Target Portfolios and the Acquiring Portfolios.

Response: The Registrant has reviewed the disclosure and respectfully declines to add additional disclosure at this time given that multiple discussions on the benefits to shareholders are including throughout the Prospectus/Proxy Statement.

6.

Comment:  Please consider moving the paragraph that addresses that the Target Portfolios and the Acquiring Portfolio serve as underlying mutual funds for variable annuity contracts and variable life insurance policies issued by life insurance companies.

Response: The Registrant has reviewed the disclosure and respectfully declines to make any modifications to the disclosure.

7.	Comment: Please confirm if the Board unanimously approved the Reorganization. If the Board did not unanimously approve the Reorganization, please explain why the Board did not unanimously approve.

Response:  The Registrant has reviewed the disclosure and respectfully submits that the current disclosure is sufficient to meet the applicable requirements of Form N-14. Additionally, the Registrant respectfully submits that there is no requirement in Form N-14 or Form N-1A that requires the requested disclosure.

8.

Comment: In the Principal Investment Strategies section of the Prospectus/Proxy Statement, the disclosure for the Combined Portfolio states “more sustainable.” Please consider rephrasing this statement to clarify what is meant by “more sustainable.”

Response: The Registrant has reviewed the disclosure and respectfully declines to add additional disclosure at this time given the strategies for the Acquiring Portfolio and the Combined Portfolio are described in the principal investment strategy section of the statutory prospectus.  The Registrant submits that it will review the Acquiring Portfolio’s principal investment strategy, including with respect to terminology, in connection with the annual update of the Registrant’s Registration Statement on Form N-1A.

9.	Comment: Please consider elaborating on when is meant by “potential for improved economies of scale”. For example, is it intended to capture reduced overheard or breakpoints?

Response: The Registrant affirms that while fees in the Combined Portfolio will be higher than that of the Target Portfolio, the Registrant considered various factors that contribute to the overall benefit of the Combined Portfolio, including management fee breakpoints. The Registrant has reviewed the disclosure and respectfully declines to add additional disclosure at this time as the Registrant believes the Prospectus/Proxy Statement outlines the potential benefits of the Reorganizations.

10.

Comment: As it pertains to performance information referenced in the fourth bullet of the Board Considerations, please add performance information for each Target Portfolio when discussing the performance information for the Acquiring Portfolio.

Response:  The Registrant has reviewed the disclosure and respectfully declines to make additional modifications as the Registrant believes that the current disclosure in the Prospectus/Proxy Statement provides the relevant information for each Target Portfolio and the Acquiring Portfolio.

11.

Comment: As it pertains to the BlackRock Portfolio referenced in the fifth bullet of the Board Considerations, please explicitly state that investors of the BlackRock Portfolio will pay more in management fees as a result of this Reorganization.

Response: The Registrant has revised the disclosure.

12.	Comment: As it pertains to the Lipper Categories, please add quartile information for each Target Portfolio when discussing the quartile information for the Acquiring Portfolio.

Response:  The Registrant has reviewed the disclosure and respectfully declines to make additional modifications as the Registrant believes that the current disclosure in the Prospectus/Proxy Statement provides the relevant information for each Target Portfolio and the Acquiring Portfolio.

13.

Comment: In the “Comparison of Investment Objective and Principal Investment Strategies of the Portfolios” section of the Prospectus/Proxy Statement, given the strategy is changing from investments in equity exposure via iShares to equity strategies lead to a greater risk profile.

Response: The Registrant has reviewed the disclosure and respectfully submits that the risk profile does not change as a result.  Thus, no additional disclosure is needed.

14.

Comment: In the Principal Investment Strategies section of the Prospectus/Proxy Statement, the disclosure for the Combined Portfolio states “[a]s a general matter, PGIM Quantitative Solutions LLC … the neutral allocation will emphasize investments in the equity asset class.” Please consider rephrasing this section in plain english.

Response: The Registrant has reviewed the disclosure and respectfully declines to add additional disclosure at this time given the strategies for the Acquiring Portfolio and the Combined Portfolio are described in the principal investment strategy section of the statutory prospectus.  The Registrant submits that it will review the Acquiring Portfolio’s principal investment strategy, including with respect to terminology, in connection with the annual update of the Registrant’s Registration Statement on Form N-1A

15.

Comment: In the Principal Investment Strategies section of the Prospectus/Proxy Statement, the disclosure for the Combined Portfolio, please elaborate which qualitative and quantitative methods the Manager will employ.

Response: The Registrant has reviewed the disclosure and respectfully declines to add additional disclosure at this time given the strategies for the Acquiring Portfolio and the Combined Portfolio are described in the principal investment strategy section of the statutory prospectus.  The Registrant submits that it will review the Acquiring Portfolio’s principal investment strategy, including with respect to terminology, in connection with the annual update of the Registrant’s Registration Statement on Form N-1A

16.	Comment: In the “Principal Investment Strategies” section of the Prospectus/Proxy Statement, the disclosure for the Combined Portfolio, please consider rephrasing “neutral allocation” references.

Response: The Registrant has reviewed the disclosure and respectfully declines to add additional disclosure at this time given the strategies for the Acquiring Portfolio and the Combined Portfolio are described in the principal investment strategy section of the statutory prospectus.  The Registrant submits that it will review the Acquiring Portfolio’s principal investment strategy, including with respect to terminology, in connection with the annual update of the Registrant’s Registration Statement on Form N-1A.

17.

Comment:  In the “Principal Investment Strategies” section of the Prospectus/Proxy Statement, the disclosure for the Combined Portfolio, please explain what “other factors” will be used by PGIM Quantitative Solutions when they perform their own forward-looking assessment.

Response: The Registrant has revised the disclosure to remove references to “other factors”.

18.	Comment: In the “Principal Investment Strategies” section of the Prospectus/Proxy Statement, the disclosure for the Combined Portfolio, please explain what is meant by “certain factors.”

Response: The Registrant has reviewed the disclosure and respectfully declines to add additional disclosure at this time given the strategies for the Acquiring Portfolio and the Combined Portfolio are described in the principal investment strategy section of the statutory prospectus.  The Registrant submits that it will review the Acquiring Portfolio’s principal investment strategy, including with respect to terminology, in connection with the annual update of the Registrant’s Registration Statement on Form N-1A.

19.

Comment:  In the Principal Investment Strategies section of the Prospectus/Proxy Statement, the disclosure for the Combined Portfolio, please explain what “various asset classes” are employed in the overlay strategy. In addition, please reconcile 15-25% of the overlay strategy will invest primarily in derivatives appears inconsistent given the Portfolio invests 75% in equity strategies and 25% in fixed income strategies.

Response: The Registrant has reviewed the disclosure and respectfully declines to make additional modifications to the disclosure. The Registrant notes that while the Portfolio may invest in derivatives, such derivatives would fall under the 75% equity or 25% fixed income allotments.  The Registrant will continue to review such disclosure and will consider revising the strategy language in a future filing.

20.

Comment: The disclosure notes that the Acquiring Portfolio may invest in the AST PGIM Fixed Income Central Portfolio (the Central Portfolio) and that the Central Portfolio is a special type of investment vehicle.  Please modify this sentence so it’s in plain english.

Response: The Registrant has revised the disclosure.

21.

Comment: Asset-Backed and/or Mortgage-Backed Securities are not described as a principal investment strategy of the Acquiring Portfolio.  Please clarify if the Portfolio will invest in asset-backed and/or mortgage-backed securities by adding strategy disclosure. In the alternative, please remove the Asset-Backed and/or Mortgage-Backed Securities Risk disclosure.

Response: The Registrant notes that the Portfolio includes principal investment strategy language disclosing that such Portfolio invests in asset-backed and/or mortgage-backed securities in the principal investment strategy section of the statutory prospectus. As such, the Registrant submits that the disclosure sufficiently addresses this principal investment strategy. However, the Registrant will consider adding corresponding disclosure to the Summary Prospectus of the Acquiring Portfolio in a future filing to disclose that such investments are part of the Portfolio’s principal investment strategy. The Registrant will also continue to assess the Portfolio’s principal investment strategy disclosure and will consider making additional enhancements pertaining to asset backed securities and mortgage-backed securities in a future filing.

22.	Comment: Please tailor the asset-backed an/or mortgage-backed securities risk to the fund’s strategy so it’s tailored to the nature of the investments.

Response: The Registrant has reviewed the disclosure and respectfully declines to add additional disclosure at this time. The Registrant submits that it will review the Acquiring Portfolio’s principal risk disclosure in connection with the annual update of the Registrant’s Registration Statement on Form N-1A

23.

Comment: Bank Loan Risk is not described as a principal investment strategy of the Acquiring Portfolio.  Please clarify if the Portfolio will invest in Bank Loans by adding strategy disclosure. In the alternative, please remove the Bank Loan Risk disclosure.

Response: The Registrant notes that the Portfolio includes principal investment strategy language disclosing that such Portfolio invests in bank loans in the principal investment strategy section of the statutory prospectus. As such, the Registrant submits that the disclosure sufficiently addresses this principal investment strategy. However, the Registrant will consider adding corresponding disclosure to the Summary Prospectus of the Acquiring Portfolio in a future filing to disclose that such investments are part of the Portfolio’s principal investment strategy. The Registrant will also continue to assess the Portfolio’s principal investment strategy disclosure and will consider making additional enhancements pertaining to bank loans in a future filing.

24.

Comment: Covenant Lite Risk is not described as a principal investment strategy of the Acquiring Portfolio.  Please clarify if the Acquiring Portfolio will invest in loans or debt obligations in which the Acquiring Portfolio may invest or get exposure to may be covenant-lite by adding strategy disclosure. In the alternative, please remove the Covenant Lite Risk disclosure.

Response: The Registrant notes that the Portfolio includes principal investment strategy language disclosing that such Portfolio invests loans or debt obligations in which the Acquiring Portfolio may invest or get exposure to may be covenant-lite, as described in the principal investment strategy section of the statutory prospectus. As such, the Registrant submits that the disclosure sufficiently addresses this principal investment strategy. However, the Registrant will consider adding corresponding disclosure to the Summary Prospectus of the Acquiring Portfolio in a future filing to disclose that such investments are part of the Portfolio’s principal investment strategy. The Registrant will also continue to assess the Portfolio’s principal investment strategy disclosure and will consider making additional enhancements in a future filing.

25.

Comment: Disclosure for any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance.  Disclosure should not be generic risks associated with each derivative type.

Response: The Registrant submits that the existing disclosure addresses the strategies that Portfolio expects to use. Further, the principal investment strategy section of the statutory prospectus provides additional details on derivatives and the Risk disclosure in the statutory prospectus provides more detailed information about the risks associated with investments in derivatives.  The Registrant submits no additional disclosure is needed.

26.

Comment:  As it pertains to the Emerging Markets Risk disclosure, please consider adding Emerging Markets risk as a principal risk to the Acquiring and Combined Portfolios given the strategy of the Acquiring and Combined Portfolios.

Response: The Registrant has added the risk disclosure to the Acquiring and Combined Portfolios.

27.	Comment: As it pertains to High Yield Risk Disclosure, please provide corresponding strategy disclosure.

Response: The Registrant notes that the Portfolio includes principal investment strategy language disclosing that such Portfolio invests in high yield bonds in the principal investment strategy section of the statutory prospectus. As such, the Registrant submits that the disclosure sufficiently addresses this principal investment strategy. However, the Registrant will consider adding corresponding disclosure to the Summary Prospectus of the Acquiring Portfolio in a future filing to disclose that such investments are part of the Portfolio’s principal investment strategy. The Registrant will also continue to assess the Portfolio’s principal investment strategy disclosure and will consider making additional enhancements pertaining to bank loans in a future filing.

28.	Comment: In the “Voting Information” section, please include disclosure on who the Manager uses to solicit such votes and who will pay for those costs.

Response: The Registrant has added the requested disclosure.

Accounting Comments:

29.

Comment: In Question 8 of the Prospectus/Proxy Statement, please supplementally explain why shareholders will experience transaction costs of $530,000 if the Manager expects that approximately 100% of the Target Portfolios’ holdings will be retained and transferred in kind to the Acquiring Portfolio in connection with the Reorganization.

Response: The Registrant confirms that 100% of the Target Portfolios’ holdings will be transferred in kind to the Acquiring Portfolio. Following the Reorganization, there will be transaction costs associated with the repositioning of the Combined Portfolio which will result in transaction costs in the amount of $530,000.

30.

Comment:  As it pertains to the MFS Portfolio, in the Annual Portfolio Operating Expenses, please explain why the Total Annual Portfolio Operating Expenses for the Combined Portfolio is 0.85% but the Total Annual Portfolio Operating Expenses for the Acquiring Portfolio is 0.87%.

Response: Due to an increase in asset levels following the Reorganization, there is an expected decrease in “Management Fees” due to breakpoints. In addition, due to the increase in asset levels, the “Other Expenses” for the Combined Portfolio will also decrease. As such, the Registrant confirms the Total Annual Portfolio Operating Expenses for the Combined Portfolio and the Acquiring Portfolio are accurately stated.

31.

Comment: As it pertains to the BlackRock Portfolio, please explicitly state that investors will pay more in management fees as a result of this Reorganization and please explicitly state how much higher the total net operating expense ratio will be.

Response: The Registrant has added the requested disclosure.

32.	Comment: Please update the capitalization tables to a date that is within 30 days of the filing.

Response: The Registrant has updated the capitalization table to reflect data as of November 30, 2022.

*        *        *

Please contact the undersigned at (973) 367-7659 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez
Melissa Gonzalez Assistant Secretary
Advanced Series Trust

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